

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Mr. Gary Winemaster
Chief Executive Officer
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

> **Re:** **Power Solutions International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 5, 2011**
> **Item 4.01 8-K/A**
> **Filed May 20, 2011**
> **File No. 000-52213**

Dear Mr. Winemaster:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Laura Veator
Staff Accountant

cc: Via Facsimile (312) 577-8858
       Mark D. Wood, Esq.
       Katten Muchin Rosenman LLP